SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Volt Information Sciences, Inc.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

928703107

(CUSIP Number)

Michael Shef, Esq.

Troutman Sanders LLP

405 Lexington Avenue

New York, New York 10174

212-704-6000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 1, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Lloyd Frank

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☒

3.	SEC Use Only

4.	Source of Funds:	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	United States

Number of	7.	Sole Voting Power	12,500

Shares Bene-

ficially Owned	8.	Shared Voting Power	1,573,003

By Each

Reporting	9.	Sole Dispositive Power	12,500

Person With

10.	Shared Dispositive Power	1,573,003

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,585,503

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)	7.2%

14.	Type of Reporting Person (See Instructions)	IN

INTRODUCTION

Neither the filing of this Amendment to the Schedule 13D nor the information contained herein shall be deemed to constitute an admission by Lloyd Frank, the reporting person, that he is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or for any other purposes, and such beneficial ownership, other than as to the 12,500 shares directly beneficially owned by him, is expressly denied.

Item 1.	Security and Issuer

This Amendment No. 1 amends the Statement of Beneficial Ownership on Schedule 13D (this “Original Schedule 13D Filing”), filed by the reporting person with the Securities and Exchange Commission on November 18, 2005, and relates to shares of common stock, par value $0.10 per share (“Common Stock”), of Volt Information Sciences, Inc., a New York corporation (the “Issuer”). The principal executive office of the Issuer is located at 560 Lexington Avenue, New York, NY 10022.

Item 2.	Identity and Background

This Amendment No. 1 is being filed on behalf of Lloyd Frank, a United States citizen, as an individual, whose principal office is located at Troutman Sanders LLP, 405 Lexington Avenue, New York, New York 10174. Lloyd Frank is Of Counsel to Troutman Sanders LLP and a director of the Issuer.

Lloyd Frank has not during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 hereof, this Amendment No. 1 is being filed to report the following changes in the shares of the Issuer’s Common Stock as to which the reporting person may be deemed to have beneficial ownership for purposes of section 13(d) of the Exchange Act: (i) an increase of 4,500 shares owned directly by the reporting person, as more particularly described in clause (i) of Item 4 hereof and (ii) an increase of 621,170 shares held as co-trustee by the reporting person as more particularly described in clause (ii) of Item 4 hereof. The shares acquired as described in Item 4 below were acquired through gifts or other transfers for which no consideration was paid.

Item 4.	Purpose of Transaction.

Since the date of the Original Schedule 13D Filing, the reporting person may be deemed to have acquired beneficial ownership of the following additional shares of the Issuer’s Common Stock for purposes of section 13(d) of the Exchange Act:

(i)	An increase of 4,500 shares owned directly by the reporting person, resulting from:

(a) 500 shares acquired as a result of a grant under the Issuer’s incentive compensation plan; and

(b) 4,000 shares acquired as a result of the three-for-two stock dividend in the Issuer’s Common Stock effected in January 2007.

(ii)	An increase of 621,170 shares held as co-trustee by the reporting person, resulting from:

(a) 37,147 shares acquired June 11, 2007 as co-trustee of a trust for the benefit of a child of Jerome Shaw;

(b) 108,108 shares acquired April 1, 2008 as co-trustee of two trusts for the benefit of the grandchildren of Jerome Shaw; and

(c) 475,915 shares acquired as co-trustee of various trusts as a result of the three-for-two stock dividend in the Issuer’s Common Stock effected in January 2007.

Except as has been publicly announced or as the board of directors of the Issuer may from time to time determine to take, there are no plans or proposals which the reporting person may have, which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

As of April 1, 2008, pursuant to the rules of the Securities and Exchange Commission respecting beneficial ownership, the reporting person may be deemed to be the “beneficial owner” (as set forth in Rule 13d-3 under the Exchange Act) of 1,585,503 shares of Common Stock, of which 12,500 shares are directly beneficially owned by the reporting person, and 1,573,003 shares are indirectly beneficially owned by the reporting person, constituting in the aggregate approximately 7.2% of the outstanding shares of Common Stock (based on the number of shares of Common Stock represented by the Issuer in its filing on Form 10-Q for the fiscal quarter ended January 27, 2008 to be outstanding as of March 1, 2008). The number of shares as to which the reporting person has:

sole power to vote or to direct the vote is	12,500
shared power to vote or direct the vote is	1,573,003
sole power to dispose or to direct the disposition of is	12,500
shared power to dispose or to direct the disposition of is	1,573,003

Included within the 1,585,503 shares of Common Stock the reporting person may be deemed to beneficially own are:

(i) 12,500 shares held directly by the reporting person;

(ii) 108,108 shares held by the reporting person as co-trustee of two trusts for the benefit of the grandchildren of Jerome Shaw. The other trustees are (a) Steven Shaw, a United States citizen, as an individual, whose principal office is located at c/o Volt Information Sciences, Inc., 560 Lexington Avenue, New York, New York 10022, is the Chief Executive Officer, President and a director of the Issuer and a son of Jerome Shaw and (b) Michael Shaw, an individual and a citizen of the United States who is a son of Jerome Shaw and a beneficiary of one of the trusts who is a therapist/psychologist with an address at 700 27th Street, Manhattan Beach, California 90266. The reporting person, together with Steven Shaw and Michael Shaw, collectively have the right to receive (as trustees), and the power to direct the receipt of, dividends from and the proceeds from the sale of the shares held in these trusts;

(iii) 478,892 shares held by the reporting person as co-trustee for three trusts (the “Trusts”) for the benefit of the children of Jerome Shaw. The other trustees are Steven Shaw and Michael Shaw, each a son of Jerome Shaw and a beneficiary of one of the trusts. The reporting person, together with Steven Shaw and Michael Shaw, collectively have the right to receive (as trustees), and the power to direct the receipt of, the proceeds from the sale of the shares held in these trusts; and

(iv) 985,996 shares held by the reporting person as co-trustee for two trusts for the benefit of the children of William Shaw. The other trustees are Jerome Shaw, Linda Shaw, an individual and a citizen of the United States, who is the daughter of William Shaw, is a psychologist with an address at 215 Sandy Pond Road, Lincoln, MA 01773 and the wife of a director of the Issuer, and Deborah Sevy Shaw, an individual and a citizen of the United States, who is a the daughter of William Shaw, is a psychologist with an address at 2908 Maple Avenue, Manhattan Beach, CA 90266. The reporting person, together with Jerome Shaw, Linda Shaw and Deborah Sevy Shaw, collectively have the right to receive (as trustees), and the power to direct the receipt of, the proceeds from the sale of the shares held in these trusts.

To the knowledge of the reporting person, neither Michael Shaw nor Lloyd Frank has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding, they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In addition, 3,793 shares of Common Stock are beneficially owned by the reporting person’s wife as to which shares the reporting person disclaims beneficial ownership.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Lloyd Frank and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ Lloyd Frank
LLOYD FRANK

DATED: April 16, 2008